EXHIBIT 21.1

Subsidiaries of Coinstar, Inc.

Sesame Holdings, Inc. (Delaware)

American Coin Merchandising, Inc. (d/b/a Sugarloaf Creations) (Delaware)

Folz Vending, Inc. (Delaware)

Sugarloaf Amusement Vending, S. de R.L. C.V. (Mexico)

Coinstar E-Payment Services, Inc. (Kansas)

CellCards LLC (Delaware)

CellCards of Illinois L.L.C. (Illinois)

103 Corporation (Colorado)

Pukka, Inc. (d/b/a Prism Technology) (Washington)

Coinstar International, Inc. (Delaware)

Coinstar Limited (United Kingdom)